SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

PREVIEW OF OPERATIONAL RESULTS	4Q11

--- Full-year launches totaled R$ 3.5 billion, reflecting a more conservative strategy to enhance cash flow ---

--- Full-year contracted sales reached R$ 3.4 billion, a 16% decrease compared to 2010 ---

--- Fourth quarter consolidated sales velocity of 8%, or 18% ex-Tenda ---

--- 23 thousand units delivered in 2011, almost double the number of 2010 ---

FOR IMMEDIATE RELEASE - São Paulo, January 19, 2012 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today announced its operational figures for the fourth quarter and full year of 2011, ended December 31, 2011.

“The consolidated operational results reflect the planned strategy designed to maximize profits as we decided to scale back Tenda launches and dissolve contracts with potential homeowners no longer qualifying for bank mortgages,” CEO Duilio Calciolari said. “The full-year contribution of the higher margin AlphaVille brand increased, reflecting a long-term plan to expand its share of the product mix, while the Gafisa segment delivered stable launch volumes. We are confident this near term strategy will result in a strong product mix for the future.”

Consolidated Launches

Full-year consolidated launches totaled R$ 3.5 billion, a 21% decrease compared to 2010, and at the low end of annual guidance of R$ 3.5 to R$ 4.0 billion. The deliberate slowdown in Tenda launches in the second half of 2011 reflects a more conservative strategy designed to increase profits, generate cash and reduce debt.

Throughout the year, 51 projects/phases were launched across 10 states. The Gafisa brand accounted for 61% of launches, AlphaVille comprised 28% and Tenda the remaining 11%.

Fourth quarter consolidated launches reached R$ 582 million, a 62% drop compared to 4Q10, reflecting the implementation of a strategy to focus Tenda launches on those that can be immediately transferred to financial institutions.

Consolidated Pre-Sales

Full-year consolidated pre-sales totaled R$ 3.4 billion, a 16% decrease compared to 2010. Sales from inventory represented 38% of the 2011 total, while units launched during the same year accounted for the remaining 62%. Full-year sales velocity of launches reached 47.2%, or 53.9% ex-Tenda.

Fourth quarter pre-sales reached R$ 338 million, a 73% decline compared to 4Q10. The result is a direct consequence of the change in strategy during the second half. Excluding the dissolution of Tenda contracts no longer qualifying for bank financing, 4Q11 pre-sales would have reached R$ 557 million.

Fourth quarter consolidated sales velocity reached 8.3%, compared to 27.4% in 4Q10. Excluding Tenda, 4Q11 sales velocity was 17.7%, compared to 23.1% in 3Q11 and 26.4% in 4Q10. The result reflects fewer launches during the period.

GAFISA

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$250,000, located in 50 cities across 19 states.

Gafisa Launches

Full-year launches were stable at R$ 2.2 billion and included 22 projects/phases across 3 states. São Paulo and Rio de Janeiro, where the company has robust supply chains and projects demonstrating strong profitability, accounted for more than 95% of launches.

Fourth quarter launches reached R$ 341 million, a 59% decrease compared to 4Q10.

Gafisa Pre-Sales

Full-year sales totaled R$ 2.2 billion, a 10% increase compared to the previous year. Sales from inventory represented 40% of the 2011 total, while the remaining 60% came from units launched during the same year. The sales velocity of launches in 2011 was stable at 51.9%, as compared to a rate of 51.5% the previous year.

Fourth-quarter sales totaled R$ 313 million, a 50% decrease compared to 4Q10. The sales speed of Gafisa projects in 4Q11 was 13.4%, compared to 25.1% in 4Q10. The decline reflects the launch of new developments toward the end of the quarter.

ALPHAVILLE

Focuses on the sale of residential lots, with unit prices between R$100,000 and R$500,000, and is present in 68 cities across 23 states and in the Federal District

AlphaVille Launches

Full-year launches totaled R$ 972 million, a 31% increase over 2010, and included 12 projects/phases across 8 states. AlphaVille accounted for 27% of 2011 launches, up from a 16% share in 2010. AlphaVille is expected to increase its contribution to the Company’s business in future periods as demographic changes and significant investments in the country’s infrastructure make high quality suburban living more common.

Fourth quarter launches reached R$ 344 million, a 79% increase over 4Q10.

AlphaVille Pre-Sales

Full-year pre-sales reached R$ 842 million, a 41% increase compared to 2010. The residential lots segment accounted for 25% of consolidated pre-sales, up from a 15% share the previous year. Sales velocity of launches reached 59.7%. Sales from inventory represented 30% of the 2011 total, while the remaining 70% came from units launched during the same year.

Fourth-quarter sales totaled R$ 244 million, a 27% increase over 4Q10. The sales speed of AlphaVille projects in 4Q11 remained stable at 30.1%, compared to 31.6% in 4Q10, primarily due to the success of projects launched during the period.

TENDA

Focuses on affordable residential developments, with unit prices between R$80,000 and R$200,000, has 20 regional store fronts, and projects developed in 105 cities across 15 states.

Tenda Launches

Full-year launches totaled R$ 398 million, a 75% reduction compared to 2010, and included 17 projects/phases across 8 states and the cancellation in 4Q11 of R$ 103 million of project no longer feasible under the new criteria of the Company adopted in the 3Q11.

Tenda Pre-Sales

This more conservative approach to Tenda’s operations led to full-year sales of R$ 330 million, a 77% reduction compared to 2010, in line with the reduced volume of launches.

In keeping with a necessary change in strategy, 4Q11 pre-sales in the low income segment were a negative R$ 219 million, compared to R$ 426 million in 4Q10, due to the dissolution of contracts with potential homeowners who no longer qualified for a bank mortgage due to a change in circumstance, such as lack of financial capacity, increased income, move to dual household income, cessation of employment etc. Consequently, units, which are on average more than 70% complete, will be returned to inventory and eligible for resale to qualified customers. We collected on average a down payment of 6% of the units that will be resold with mortgages from Financial Institutions, where according to the PoC1, the percentage of the incurred cost of a unit’s value is received upfront. Going forward, pre-sales recognition and the remuneration of Tenda sales force will be based on the ability to pass mortgages on to banks.

Note: 1 PoC – Percentage of completion method.

Delivered Projects

The Group delivered 118 projects encompassing 22,679 units (26,868 equals 100% - Gafisa plus minority stake) with a potential sales value at company stake of R$ 3.7 billion during 2011, almost double the number delivered during the previous year.

Inventory (Properties for Sale)

Inventory at market value totaled R$ 3.8 billion in 4Q11, a 14% increase over 4Q10, due to the dissolution of Tenda sales and return of those units to inventory.

Table 1. Inventory at Market Value 4Q11 x 4Q10

	Inventories BoP1	Launches	Pre-Sales	Price Adjust + Other	Inventories EoP2	% YoY3	VSO4
Gafisa	1.857	2.157	2.180	185	2.019	8,7%	51,9%
Alphaville	419	972	842	19	567	35,5%	59,7%
Total ex-Tenda	2.276	3.129	3.022	204	2.586	13,6%	53,9%
Tenda	1.020	398	330	84	1.171	14,9%	22,0%
Total	3.295	3.526	3.352	288	3.757	14,0%	47,2%

Note: 1) BoP beginning of the period – 4Q10. 2)  EoP end of the period – 4Q11.  3) % Change 4Q11 versus 4Q10.  4)  Full Year sales velocity.

Q-o-Q (4Q11 compared to 3Q11) consolidated inventory at market value went up by 7.9%, or 3% ex-Tenda. The market value of Gafisa inventory was stable at R$ 2.0 billion at the end of 4Q11. The market value of AlphaVille inventory totaled R$ 567 million at the end of 4Q11, a 15.3% increase compared to the end of 3Q11. The improvement reflects the launch of two new developments toward the end of the quarter, allowing insufficient time for sales collection. Tenda inventory was valued at R$ 1.17 billion at the end of 4Q11, a 20.5% increase compared to the end of 3Q11, mainly due to the dissolution of sales.

Table 2. Inventory at Market Value 4Q11 x 3Q11

	Inventories BoP1	Launches	Pre-Sales	Price Adjust + Other	Inventories EoP2	% QoQ3	VSO4
Gafisa	2.018	341	313	(28)	2.019	0,0%	13,4%
Alphaville	492	344	244	(25)	567	15,3%	30,1%
Total ex-Tenda	2.510	685	557	(52)	2.586	3,0%	17,7%
Tenda	972	(103)5	(219)	83	1.171	20,5%	-23,0%
Total	3.483	582	338	31	3.757	7,9%	8,3%

Note: 1) BoP beginning of the period – 3Q11. 2)  EoP end of the period – 4Q11.  3) % Change  4Q11 versus 3Q11.   4)  4Q11 sales velocity 5) The R$103million refer to the cancellation of a project at Tenda, which will be re-launched in the future.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Luciana Doria Wilson

Investor Relations

Phone: +55 11 3025-9305 /9242/9297

Fax: +55 11 3025-9348

ir@gafisa.com.br

Media Relations (Brazil)

Débora Mari Michelucci

Maquina da Notícia Comunicação Integrada

Phone: +55 11 3147-7412

Fax: +55 11 3147-7900

Email: debora.mari@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 19, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer